U.S. SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                           FORM 12b-25


     NOTIFICATION OF LATE FILING       SEC File Number:
                                                       ----------

                                          CUSIP Number:
                                                       ----------


[X] Form 10-K and Form 10-KSB   [ ] Form 20-F   [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB   [ ] Form N-SAR


          For Period Ended:   December 31, 1997

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:  Not Applicable

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Nothing in this form shall be construed to imply that the
Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identified Item(s) to which the notification relates:  Not
Applicable
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
PART I--REGISTRANT INFORMATION
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Full name of Registrant:

     American Resources of Delaware, Inc.

Former Name if Applicable:

     Not Applicable

Address of Principal Executive Office (Street and Number):

     160 Morgan Street, P.O. Box 87

City, State and Zip Code:

     Versailles, Kentucky  40383
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PART II--RULES 12b-25(b) and (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check box if appropriate.)

 X   (a)  The reasons described in reasonable detail in Part III
---
of this form could not be eliminated without unreasonable effort or expense;

 X   (b)  The subject annual report, semi-annual report,
---
transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 X   (c)  The accountant's statement or other exhibit required by
---
Rule 12b-25(c) has been attached if applicable.
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
PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-K and
Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

See EXHIBIT A attached hereto and incorporated herein by reference.
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PART IV--OTHER INFORMATION
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(1)  Name and telephone number of person to contact in regard to this notification:

     Karen Underwood	       606             873-5455
     ---------------           ---             --------
         (Name)            (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

     [X] Yes   [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     [X] Yes   [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     See Exhibit B attached hereto and incorporated herein by reference.


              American Resources of Delaware, Inc.
              ------------------------------------
          (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  March 31, 1998         By: /s/ Ralph Currie
                                 -------------------------------
                                   Ralph Currie
				   Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registration shall be filed with the form.
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                            ATTENTION
     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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
                            EXHIBIT A

     The Registrant is unable to timely file without unreasonable effort or expenses, due to the failure of its independent auditors, KPMG, to complete their audit of the Company's financial statements.

     The Registrant, without the appropriate information and filing consent from KPMG, cannot eliminate this impediment in order to allow the timely filing of its Form 10-KSB.

                            EXHIBIT B

     (BW)(AMERICAN RESOURCES OF DELAWARE, INC. [NASDAQ Small Cap:
GASS]) American Resources of Delaware, Inc. announces year-end results of operations.

     Versailles, Kentucky--(BUSINESS WIRE)--April 1, 1998--
American Resources of Delaware, Inc. (the "Company") today announced results of operations for its fiscal year ended
December 31, 1997.  Financial highlights were as follows:

     Company-owned production revenues more than doubled for the fourth consecutive year, up 128% to $19,456,938 as compared with $8,540,569 for 1996. The increase in production revenues was primarily attributable to the addition of the South Timbalier Block 148 properties which became fully operational late in 1996. Gross revenues for fiscal 1997 increased 15% to $38,032,146, up from $33,039,173 for the comparable period in 1996.

     Primarily due to the Company's non-cash impairment of assets and the establishment of a reserve for future plugging and abandonment costs (discussed below), operating income for the year decreased to ($321,721) after having been $3,211,826 for 1996; and net income for 1997 decreased to ($1,846,591) as compared with $911,755 for 1996.

     Also primarily due to the Company's non-cash impairment of assets and the establishment of a reserve for future plugging and abandonment costs (discussed below), basic earnings per share for 1997 decreased to ($0.21) on 9,021,810 weighted average outstanding shares as compared with 1996 basic earnings per share of $0.14 on 6,123,635 weighted average outstanding shares.

     EBITDA for 1997 nearly doubled to $13,545,443 after having been $7,411,093 for 1996.*

     During the year ended December 31, 1997, the Company produced 7.134 billion cubic feet of gas equivalent (bcfe) for average daily production of 19.5 million cubic feet of gas equivalent (mmcfe), compared with total production of
     3.031 bcfe and average daily production of 8.3 mmcfe during 1996. At year-end 1997, the Company's average production was at 23 mmcfe per day; and during the month of March 1998, production increased to an average of 38 mmcfe per day as a result of recent acquisitions of proved producing oil and gas properties.

     As a result of the Company's largest and most significant acquisition of properties from TECO Oil & Gas, Inc., which closed on March 5, 1998, approximately 90% of the Company's total assets are currently located in the offshore Gulf of Mexico. As such, the Company has decided to concentrate its efforts on the exploration and development of its offshore properties and has, therefore, recorded an impairment to certain non-strategic assets for which there are no plans to develop in the foreseeable future. The pre-tax, non-cash impairment to assets, together with a reserve for future plugging and abandonment costs, totalled $5,531,800. These non-cash items impacted the Company's income but did not impact its cash flow from operating activities. Results for 1997 before these non-cash items are as follows:

               Operating income up 62% to $5,210,079;
               Net income up 55% to $1,417,171;
               Earnings per share up 7% to $0.15.

After the impairment to assets, the Company's total assets were $61.6 MM at year-end 1997 as compared with $64.8 MM at December 31, 1996. However, after giving effect to the $57.7 MM acquisition of the TECO properties during the first quarter of 1998, the Company's total assets currently exceed $110 MM.

     Rick G. Avare, President and CEO, stated: "Management believes that the decision to write down certain non-strategic assets will enable the Company to clearly reflect the results of operations from its core assets in the future. We view our offshore Gulf properties as the foundation for our continued growth and spent the majority of 1997 expanding and enhancing them. Our strategic acquisition of significant offshore Gulf properties during the first quarter of this year and the establishment of a new wholly owned-subsidiary (American Resources Offshore, Inc.) to manage our Gulf operations will allow us to be totally focused on an aggressive exploration and development program in the Gulf for the remainder of the twentieth century and beyond."

EARNINGS RECAP:

                                             Year Ended
                                             December 31
                                             -----------

                                        1997            1996
                                        ----            ----

Revenue                             $38,032,146      $33,039,173
                                    ===========      ===========

Net income (loss)                   ($1,846,591)**      $911,755
                                    ===========         ========

Net income (loss) per share              ($0.21)           $0.14
                                         ======            =====

Basic weighted average
  shares outstanding                  9,021,810        6,123,635
                                      =========        =========

OTHER FINANCIAL DATA:

EBITDA*                             $13,545,443       $7,411,093
                                    ===========       ==========

 *EBITDA is earnings before interest, taxes, depreciation/depletion and amortization/impairment. EBITDA is presented because it is a widely accepted financial indication of a company's ability to service and incur debt. EBITDA should not be considered as an alternative to earnings (loss) as an indicator of the Company's operating performance or to cash flow as a measure of liquidity.

**Includes a pre-tax, non-cash impairment to assets and a reserve for future plugging and abandonment costs totalling $5,531,800.

     American Resources of Delaware, Inc. is a fully integrated producer of oil and gas. The Company owns pipelines and production located primarily in the Gulf Coast region.

     For information, contact the Company's Investor Relations
Department at (606)873-5455, or visit our website at www.arisgc.com.

              AMERICAN RESOURCES OF DELAWARE, INC.
                         AND SUBSIDIARY
         CONDENSED, CONSOLIDATED STATEMENT OF OPERATIONS

                                             Year Ended
                                             December 31
                                             -----------

                                        1997             1996
                                        ----             ----

Revenues                            $38,032,146      $33,039,173
                                    ===========      ===========

Income (loss) from
 operations                           ($321,721)*     $3,211,826

Other income (expense)              ($2,717,344)     ($1,661,131)

Income taxes                         $1,192,474        ($638,940)**
                                     ----------        ---------

Net income (loss)                   ($1,846,591)      $  911,755
                                    ===========       ==========

EARNINGS PER SHARE:

 Basic:

 Income (loss) from
  operations                             ($0.04)           $0.51

 Other income (expense)                  ($0.30)          ($0.27)

 Income taxes                             $0.13           ($0.10)
                                          -----           ------

 Net income (loss)                       ($0.21)           $0.14
                                         ======            =====

 *Includes a non-cash impairment to assets and a reserve for future plugging and abandonment costs totalling $5,531,800.

**$613,281 is deferred.

               STATEMENT OF INDEPENDENT AUDITORS




Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC  20549

     Re:     American Resources of Delaware, Inc.; Form 12b-25

Ladies and Gentlemen,

     This firm serves as independent auditors for American Resources of Delaware, Inc. (the "Issuer"). As reported in the Issuer's "Notification of Late Filing" on Form 12b-25, we have not yet received certain supporting documents to complete our audit of the financial statement footnotes. As a result, we were unable to perform certain tests required by Generally Accepted Auditing Standards and submit the financial statements for internal review in accordance with our firm's policies in time to permit the issuance of our report on the Issuer's consolidated financial statements for the year ended December 31, 1997, prior to the date of this letter.


                          /s/  KPMG Peat Marwick LLP


Houston, Texas
March 31, 1997